                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                     Endo Pharmaceuticals Holdings Inc.
        ------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
                          $.01 par value per share
        ------------------------------------------------------------
                       (Title of Class and Securities)

                                 29264F 20 5
        ------------------------------------------------------------
                               (CUSIP Number)

          James J. Connors, II                         Joseph B. Wollard
             Endo Pharma LLC                             Citigroup Inc.
             320 Park Avenue                            425 Park Avenue
        New York, New York 10022                    New York, New York 10043
             (212) 751-3939                              (212) 793-7167

             with a copy to:                             with a copy to:

         Eileen T. Nugent, Esq.                      Beth Pagel Serebransky
Skadden, Arps, Slate, Meagher & Flom LLP              Debevoise & Plimpton
             4 Times Square                             875 Third Avenue
      New York, New York 10036-6522                 New York, New York 10022
             (212) 735-3000                        Direct Dial: (212) 909-6785
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                July 17, 2000
        ------------------------------------------------------------
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                Page 1 of 39
                       (Continued on following pages)

                                SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Endo Pharma LLC
        Application for I.R.S. Identification Number is Pending
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        SC
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     70,938,030
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      None
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       70,938,030
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      None
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,938,030
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        79.562%
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        OO
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kelso Investment Associates V, L.P.
        13-372-8774
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                              (a)  ( )
                                                              (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      70,938,030
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      70,938,030
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,938,030
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        79.562%
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        PN
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1. NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kelso Equity Partners V, L.P.
      13-3787708
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                              (a)  ( )
                                                              (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      70,938,030
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      70,938,030
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,938,030
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        79.562%
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        PN
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kelso Partners V, L.P.
        13-3728773
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      70,938,030
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      70,938,030
   ------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,938,030
   ------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   ------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        79.562%
   ------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        CO
   ------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joseph S. Schuchert
        ###-##-####
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      70,938,030
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      70,938,030
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,938,030
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        79.562%
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Frank T. Nickell
        ###-##-####
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      70,938,030
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      70,938,030
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,938,030
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        79.562%
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Michael B. Goldberg
        ###-##-####
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      70,938,030
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      70,938,030
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,938,030
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        79.562%
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) George E. Matelich
        ###-##-####
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      70,938,030
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      70,938,030
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,938,030
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        79.562%
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Frank K. Bynum, Jr.
        ###-##-####
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      70,938,030
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      70,938,030
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,938,030
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        79.562%
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas R. Wall, IV
        ###-##-####
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      70,938,030
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      70,938,030
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,938,030
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        79.562%
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) David I. Wahrhaftig
        ###-##-####
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      70,938,030
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      70,938,030
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,938,030
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        79.562%
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Philip E. Berney
        ###-##-####
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      70,938,030
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      70,938,030
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,938,030
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        79.562%
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Greenwich Street Capital Partners, L.P.
        13-379-6268
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      None
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      None
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        None
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        PN
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Greenwich Street Capital Offshore Fund, Ltd.

   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      None
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      None
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        None
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        CO
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TRV Employees Fund, L.P.
        13-379-6261
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      None
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      None
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        None
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        PN
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The Travelers Insurance Company
        06-0566090
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Connecticut
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      None
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      None
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        None
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        CO
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The Travelers Life and Annuity Company
        06-090-4249
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Connecticut
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      None
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      None
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        None
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        CO
   -------------------------------------------------------------------

                                  SCHEDULE 13D

   CUSIP No. 29264F 20 5
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Greenwich Street Investments L.P.
        13-379-6259
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (X)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS
        N/A
   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
        NUMBER OF                     None
         SHARES                 _____________________________________
      BENEFICIALLY               8.   SHARED VOTING POWER
        OWNED BY                      None
          EACH                  _____________________________________
        REPORTING                9.   SOLE DISPOSITIVE POWER
         PERSON                       None
          WITH                  _____________________________________
                                10.   SHARED DISPOSITIVE POWER
                                      None
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                                ( )
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        None
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        PN
   -------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 29264F 20 5
---------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Citigroup Inc.
     52-1568099
---------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                          (a)  ( )
                                          (b)  (X)
---------------------------------------------------------------------
3.   SEC USE ONLY

---------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
---------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
---------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                    None
      SHARES                 _____________________________________
   BENEFICIALLY              8.   SHARED VOTING POWER
     OWNED BY                     63,100
       EACH                  _____________________________________
     REPORTING               9.   SOLE DISPOSITIVE POWER
      PERSON                      None
       WITH                  _____________________________________
                             10.  SHARED DISPOSITIVE POWER
                                  63,100
---------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     63,100
---------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                ( )
---------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     Less than 1%
---------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 29264F 20 5
---------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Greenwich Street Investments, L.L.C.

---------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                          (a)  ( )
                                          (b)  (X)
---------------------------------------------------------------------
3.   SEC USE ONLY

---------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
---------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
---------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                    None
      SHARES                 _____________________________________
   BENEFICIALLY              8.   SHARED VOTING POWER
     OWNED BY                     None
       EACH                  _____________________________________
     REPORTING               9.   SOLE DISPOSITIVE POWER
      PERSON                      None
       WITH                  _____________________________________
                             10.  SHARED DISPOSITIVE POWER
                                  None
---------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None
---------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                ( )
---------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     None
---------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 29264F 20 5
---------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Greenwich Street Capital Partners, Inc.
     06-139-3602
---------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                          (a)  ( )
                                          (b)  (X)
---------------------------------------------------------------------
3.   SEC USE ONLY

---------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
---------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
---------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                    None
      SHARES                 _____________________________________
   BENEFICIALLY              8.   SHARED VOTING POWER
     OWNED BY                     None
       EACH                  _____________________________________
     REPORTING               9.   SOLE DISPOSITIVE POWER
      PERSON                      None
       WITH                  _____________________________________
                             10.  SHARED DISPOSITIVE POWER
                                  None
---------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None
---------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                ( )
---------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     None
---------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 29264F 20 5
---------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     TRV Employees Investments, Inc.
     13-379-6277
---------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                          (a)  ( )
                                          (b)  (X)
---------------------------------------------------------------------
3.   SEC USE ONLY

---------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
---------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
---------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                    None
      SHARES                 _____________________________________
   BENEFICIALLY              8.   SHARED VOTING POWER
     OWNED BY                     None
       EACH                  _____________________________________
     REPORTING               9.   SOLE DISPOSITIVE POWER
      PERSON                      None
       WITH                  _____________________________________
                             10.  SHARED DISPOSITIVE POWER
                                  None
---------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None
---------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                ( )
---------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     None
---------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 29264F 20 5
---------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Alfred C. Eckert III

---------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                          (a)  ( )
                                          (b)  (X)
---------------------------------------------------------------------
3.   SEC USE ONLY

---------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
---------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
---------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
---------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                    None
      SHARES                 _____________________________________
   BENEFICIALLY              8.   SHARED VOTING POWER
     OWNED BY                     None
       EACH                  _____________________________________
     REPORTING               9.   SOLE DISPOSITIVE POWER
      PERSON                      None
       WITH                  _____________________________________
                             10.  SHARED DISPOSITIVE POWER
                                  None
---------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None
---------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                ( )
---------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     None
---------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 29264F 20 5
---------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Keith W. Abell

---------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                          (a)  ( )
                                          (b)  (X)
---------------------------------------------------------------------
3.   SEC USE ONLY

---------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
---------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
---------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
---------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                    None
      SHARES                 _____________________________________
   BENEFICIALLY              8.   SHARED VOTING POWER
     OWNED BY                     None
       EACH                  _____________________________________
     REPORTING               9.   SOLE DISPOSITIVE POWER
      PERSON                      None
       WITH                  _____________________________________
                             10.  SHARED DISPOSITIVE POWER
                                  None
---------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None
---------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                ( )
---------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     None
---------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 29264F 20 5
---------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Sanjay H. Patel

---------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                          (a)  ( )
                                          (b)  (X)
---------------------------------------------------------------------
3.   SEC USE ONLY

---------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
---------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
---------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     India
---------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                    None
      SHARES                 _____________________________________
   BENEFICIALLY              8.   SHARED VOTING POWER
     OWNED BY                     None
       EACH                  _____________________________________
     REPORTING               9.   SOLE DISPOSITIVE POWER
      PERSON                      None
       WITH                  _____________________________________
                             10.  SHARED DISPOSITIVE POWER
                                  None
---------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None
---------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                ( )
---------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     None
---------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
---------------------------------------------------------------------

Item 1.        Security and Issuer.
               -------------------

     This statement on Schedule 13D ("Schedule 13D") is being filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Endo Pharmaceuticals Holdings Inc. (the "Issuer" or "Endo"). The principal executive offices of the Issuer are located at 223 Wilmington-West Chester Pike, Chadds Ford, Pennsylvania 19317.

Item 2.        Identity and Background.
               -----------------------

     (a) This Schedule 13D is being filed jointly by Endo Pharma LLC, a limited liability company organized under the laws of the State of Delaware ("Endo LLC"); Kelso Investment Associates V, L.P., a limited partnership organized under the laws of the State of Delaware ("KIA V"); Kelso Equity Partners V, L.P., a limited partnership organized under the laws of the State of Delaware ("KEP V"); Kelso Partners V, L.P., a limited partnership organized under the laws of the State of Delaware and the general partner of KIA V ("KP V"); Frank
T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David
I. Wahrhaftig, Frank K. Bynum, Jr., Philip E. Berney and Joseph S. Schuchert, each of whom is a general partner of KP V and of KEP V (such individuals, collectively, the "Kelso General Partners"); Greenwich Street Capital Partners, L.P. a limited partnership organized under the laws of the State of Delaware ("GSCP"); Greenwich Street Capital Offshore Fund, Ltd., a British Virgin Islands international business company ("GSC Offshore"); TRV Employees Fund, L.P., a limited partnership organized under the laws of the State of Delaware ("TRV Fund" and together with GSCP and GSC Offshore, the "Greenwich Funds"); The Travelers Insurance Company, a Connecticut corporation ("TIC"); The Travelers Life and Annuity Company, a Connecticut corporation ("TLAC"); Greenwich Street Investments, L.P., a limited partnership organized under the laws of the State of Delaware ("GSI"); Citigroup Inc., a Delaware corporation ("Citigroup"); Greenwich Street Investments, L.L.C., a limited liability company organized under the laws of the State of Delaware("GSILLC"); Greenwich Street Capital Partners, Inc., a Delaware corporation ("GSCPI"); TRV Employees Investments, Inc., a Delaware corporation ("TRVEII"); and Alfred C. Eckert III, Keith W. Abell and Sanjay H. Patel (such individuals, collectively, the "GS Managing Members"). (Endo LLC, KIA V, KEP V, KP V, the Kelso General Partners, GSCP, GSC Offshore, TRV Fund, TIC, TLAC, GSI, Citigroup, GSILLC, GSCPI and the GS Managing Members, are referred to herein as the "Filing Persons"). The Filing Persons hereby disclaim beneficial ownership of any shares of the Common Stock that may be beneficially owned by Endo LLC, and the filing of this statement shall not be construed as an admission that the Filing Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any such shares of Common Stock. Information with respect to each Filing Person is given solely by such Filing Person and no Filing Person has responsibility for the accuracy or completeness of information supplied by any other Filing Person.

     (b)  The principal business address for each of Endo LLC, KIA V, KEP V,
KP V and the Kelso General Partners is c/o Kelso & Company, 320 Park Avenue, 24/th/ Floor, New York, New York 10022. The principal business address for each of GSCP, TRV Fund, GSI, GSILLC, GSCPI, TRVEII and the GS Managing Members is 388 Greenwich Street, New York, NY 10013. The principal business address for GSC Offshore is c/o Louise Chippendale Rawlinson & Hunter Ltd., Woodburne Hall, P.O.

Box 3162, Road Town, Tortola, British Virgin Islands. The principal business address for each of TIC and TLAC is One Tower Square, Hartford, Connecticut 06183. The principal business address for Citigroup is 399 Park Avenue, New York, New York 10043.

     (c) Endo LLC was formed for the purpose of acquiring and holding shares of the Common Stock of the Issuer in connection with the merger (the "Merger") of Algos Pharmaceutical Corporation, a Delaware corporation ("Algos"), with and into Endo Inc., a Delaware corporation and newly formed, wholly owned subsidiary of the Issuer ("Sub"), pursuant to an Agreement and Plan of Merger, dated as of November 26, 1999, by and among Endo, Sub and Algos (as may be amended and restated from time to time, the "Merger Agreement").

     KIA V and KEP V are private investment vehicles formed for the purpose of investing in transactions arranged by Kelso & Company, a private investment firm specializing in acquisition transactions ("Kelso"). The present principal occupation of each of the Kelso General Partners is as follows: Mr. Schuchert is Chairman of Kelso; Mr. Nickell is President of Kelso; Mr. Goldberg is Managing Director of Kelso; Mr. Matelich is Managing Director of Kelso; Mr. Bynum is Managing Director of Kelso; Mr. Wall is Managing Director of Kelso; Mr. Wahrhaftig is Managing Director of Kelso and Mr. Berney is Managing Director of Kelso.

     GSCP, GSC Offshore, and TRV Fund are private investment funds. GSI is the general partner of GSCP and GSILLC is the managing general partner of GSI. GSCPI is the manager of GSC Offshore and GSCP. TRVEII is the general partner of TRV Fund. Each of Messrs. Eckert, Abell and Patel is a general partner of GSI and an executive employee of GSILLC, GSCPI and TRVEII.

     Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers. TIC is an indirect wholly-owned subsidiary of Citigroup and is engaged in life insurance services. TLAC is a wholly-owned subsidiary of TIC and is engaged in life and annuity insurance services.

     (d)-(e) During the last five years, none of the Filing Persons and to the best of each of the Filing Persons' knowledge, any of their respective executive officers, controlling persons or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) All Filing Persons who are natural persons (other than Mr. Patel) are citizens of the United States. Mr. Patel is a citizen of India. Endo LLC, KIA V, KEP V, KP V, GSCP, TRV Fund, Citigroup, GSI, GSILLC, GSCPI and TRVEII are each organized under the laws of the State of Delaware. GSC Offshore is organized under the laws of the British Virgin Islands. TIC and TLAC are each organized under the laws of the State of Connecticut.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

     Endo LLC acquired beneficial ownership of 70,938,030 shares of Common Stock (the "Shares") pursuant to certain exchange agreements, dated as of July 14, 2000 (the "Exchange Agreements"), by and between Endo LLC, KIA V, the Greenwich Funds, TIC and TLAC as well as certain other stockholders (all of such stockholders, the "Exchanging Stockholders") of the Issuer. Under the terms and subject to the conditions of the Exchange Agreements, the Exchanging Stockholders exchanged all of the equity securities of the Issuer previously owned by them for a number of membership interests ("Units") in Endo LLC.

     The above description herein of the Exchange Agreements does not purport to be complete and is qualified in their entirety by reference to the form of Exchange Agreement, a copy of which is attached hereto as Exhibit 1.

Item 4.        Purpose of Transaction.
               ----------------------

     Endo LLC acquired the shares of Common Stock in connection with the Merger and to fulfill certain obligations of the Issuer contained in the Merger Agreement. Specifically, as described in Endo's Registration Statement on Form S-4, Endo LLC acquired the shares of Common Stock prior to the Merger in order to ensure that (i) the employee stock options of the Issuer that were outstanding immediately prior to the Merger will only affect those holders of the Common Stock who held such shares prior to the Merger and (ii) the Algos stockholders' percentage ownership of Endo will increase by an additional five percentage points in the event Endo does not achieve a cash gross profit
(based on pre-Merger Endo products and future non-Algos related products internally developed and sold or marketed by Endo) for fiscal year 2000 of at least $147.4 million. Endo LLC entered into the agreements described in Item 6 hereof in order to effect these transactions.

     In connection with the Merger, with respect to each share of Common Stock that it owns, Endo issued to Endo LLC one warrant (the "Endo Warrant") to purchase up to 29,557,513 additional shares of Common Stock in the event that the Food and Drug Administration does not approve MorphiDex(R) prior to December 31, 2002. The exercise price of the Endo Warrant is $.01 per share. There can be no assurance that Endo LLC will acquire additional shares of Common Stock pursuant to the exercise of the Endo Warrant. This description of the Endo Warrant does not purport to be complete and is qualified in its entirety by reference to (1) the warrant agreement, dated as of July 17, 2000 (the "Pre-Merger Warrant Agreement"), by and between Endo and United States Trust Company of New York, as warrant agent, and (2) the Endo Warrant, copies of which are attached hereto as Exhibits 2 and 3, respectively.

     Other than as set forth above, the Filing Persons do not currently have any plans or proposals, other than those described in Item 4 and Item 6 of this
Schedule 13D, which relate to or would result in any of the actions or transactions in clauses (a) through (j) of Item 4 of Schedule 13D. The Filing Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests.

     The Filing Persons reserve the right from time to time to acquire or dispose of the Shares or the Endo Warrant, or to formulate other purposes, plans or proposals regarding the Issuer or the Shares or the Endo Warrant held by the Filing Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.


Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

     (a)-(b)

     Endo LLC
     --------

     As of July 26, 2000, the aggregate number of shares of the Common Stock that Endo LLC has the sole power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) is 70,938,030. This number represents approximately 79.562% of the 89,160,530 shares of such Common Stock outstanding as of July 26, 2000. Endo LLC hereby disclaims beneficial ownership of the securities reported herein.

     All Other Filing Persons
     ------------------------

     Because of their direct or indirect ownership of the majority of the Units of Endo LLC, KIA V, KEP V, KP V and the Kelso General Partners may be deemed as possessing the shared power to vote or to direct the vote (and as a result, may under Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) an aggregate of 70,938,030 shares of Common Stock. This number of shares represent approximately 79.562% of the 89,160,530 shares of such Common Stock outstanding as of July 24, 2000. However, all such Filing Persons (including Endo LLC) disclaim beneficial ownership of such shares of Common Stock.

     Certain subsidiaries of Citigroup beneficially own 63,100 shares of Common Stock as of July 24, 2000.

     (c) Except as set forth in Item 5, to the best knowledge of each Filing Person, none of the Filing Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

     (d) None of the Filing Persons, to the best knowledge of each Filing Person, has the right to receive or to the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships
                --------------------------------------------------------
                With Respect to Securities of the Issuer.
                ----------------------------------------

     Except as set forth in this Statement, to the best knowledge of the Filing Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     On November 26, 1999, Algos, KIA V, KEP V and Endo entered into a letter agreement (the "Letter Agreement"), pursuant to which, in order to induce Algos to enter into the Merger Agreement, KIA V and KEP V agreed that, for a period of two years from the effective time of the Merger, they will not, and will cause any of its affiliates to which either of KIA V or KEP V has transferred any shares of Common Stock (other than Endo and any of Endo's subsidiaries) not to, engage in certain transactions with respect to Endo.

     On July 14, 2000, the Exchanging Stockholders entered into a limited liability company agreement of Endo LLC (the "LLC Agreement"). The LLC Agreement governs the operation of the Issuer.

     On July 14, 2000, Endo LLC adopted the (i) Amended and Restated 1997 Employee Stock Option Plan (the "Amended 1997 Employee Plan") and (ii) Amended and Restated 1997 Executive Stock Option Plan (the "Amended 1997 Executive Plan") to provide, among other things, that the stock options granted pursuant to these plans will be exercisable solely into shares of Common Stock held by Endo LLC, (iii) 2000 Supplemental Employee Stock Option Plan (the "2000 Employee Plan") and (iv) 2000 Supplemental Executive Stock Option Plan (the "2000 Executive Plan" and together with the Amended 1997 Employee Plan, the Amended 1997 Executive Plan and the 2000 Supplemental Employee Plan, the "LLC Plans"), pursuant to which Endo LLC will grant options to purchase shares of Common Stock held by it to certain executives and employees, respectively, of Endo and its subsidiaries.

     Endo, Endo LLC, KIA V, KEP V and the Management Stockholders (as defined therein) entered into an amended and restated executive stockholders agreement as of July 14, 2000 (the "Executive Stockholders Agreement"). Endo, Endo LLC, KIA V, KEP V and the Employee Stockholders (as defined therein) entered into an amended and restated employee stockholders agreement as of July 14, 2000 (the "Employee Stockholders Agreement").

     On July 17, 2000, Endo, Sub and Endo LLC entered into a tax sharing agreement (the "Tax Sharing Agreement"), pursuant to which, in general, Endo will pay to Endo LLC the amount of the tax benefits Endo receives as a result of the exercise of employee stock options granted under the LLC Plans to employees of Endo.

     On July 17, 2000, Endo and Endo LLC entered into an agreement (the "Treasury Agreement"), pursuant to which Endo LLC agreed to comply with Section
5.21 of the Merger Agreement and return a number of shares of Common Stock it owns to Endo's treasury in the event that the cash gross profit of Endo for fiscal year 2000 is less than $147.4 million thereby increasing the Algos stockholders ownership in Endo by five percentage points.

     On July 17, 2000, Endo and Endo LLC entered into a registration rights agreement (the "Registration Rights Agreement"), which provides Endo LLC with registration rights with respect to the shares of Common Stock owned by it. The Registration Rights Agreement provides, among other things, for the registration with the Securities and Exchange Commission of the shares of Common Stock it owns. Pursuant to the terms of the Registration Rights Agreement, Endo LLC shall be entitled to six "demand registrations." The Registration Rights Agreement further provides that Endo LLC shall have "piggyback" registration rights with respect to any registration of Common Stock, subject to customary "black-out" and "hold-back" provisions.

     The descriptions herein of each of the Letter Agreement, LLC Agreement, Amended Executive Stockholders Agreement, Amended Employee Stockholders Agreement, Amended 1997 Employee Stock Option Plan, Amended 1997 Executive Stock Option Plan, 2000 Employee Stock Option Plan, 2000 Executive Stock Option Plan, Tax Sharing Agreement, Treasury Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to each of the Letter Agreement, LLC Agreement, Amended Executive Stockholders Agreement, Amended Employee Stockholders Agreement, Amended 1997 Employee Stock Option Plan, Amended 1997 Executive Stock Option Plan, 2000 Employee Stock Option Plan, 2000 Executive Stock Option Plan, Tax Sharing Agreement, Treasury Agreement and Registration Rights Agreement, copies of which are attached hereto as Exhibits 4-14, respectively and are incorporated herein by reference.


Item 7.        Materials to be Filed as Exhibits.
               ----------------------------------

               Exhibit        Description
               -------        -----------

                1. Form of Exchange Agreement, by and between Endo Pharmaceuticals Holdings Inc. ("Endo") and the stockholders party thereto

                2. Endo Warrant, dated as of July 17, 2000, issued by Endo to Endo Pharma LLC ("Endo LLC")

                3. Pre-Merger Warrant Agreement, dated as of July 17, 2000, by and between Endo and United States Trust Company of New York, as warrant agent

                4. Letter Agreement, dated as of November 26, 1999, by and among Algos Pharmaceutical Corporation, Endo, Kelso Investment Associates V, L.P. ("KIA V") and Kelso Equity Partners V, L.P. ("KEP V")

                5. Limited Liability Company Agreement of Endo LLC ("Endo LLC"), dated as of July 14, 2000, by and among the persons party thereto and each of their Permitted Transferees (as defined therein)

                6. Amended and Restated Executive Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo LLC, KIA V, KEP V and the Management Stockholders (as defined therein)

                7. Amended and Restated Employee Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo LLC, KIA V, KEP V and the Employee Stockholders (as defined therein)

                8.            Endo LLC Amended and Restated 1997 Employee Stock
                              Option Plan

                9.            Endo LLC Amended and Restated 1997 Executive Stock
                              Option Plan

               10.            Endo LLC 2000 Supplemental Employee Option Plan

               11.            Endo LLC 2000 Supplemental Executive Option Plan

               12. Tax Sharing Agreement, dated as of July 17, 2000, by and among Endo, Endo Inc. and Endo LLC

               13. Treasury Agreement, dated as of July 17, 2000, by and between Endo and Endo LLC

               14. Registration Rights Agreement, dated as of July 17, 2000, by and between Endo and Endo LLC

               15.            Joint Filing Agreement, dated as of July 26, 2000

               16.            Powers of Attorney

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 27, 2000     ENDO PHARMA LLC

                         By:/s/ Jeffrey R. Black
                            ---------------------------------
                            Name:   Jeffrey R. Black
                            Title:  Chief Financial Officer


                         KELSO INVESTMENT ASSOCIATES V, L.P.

                         By:  Kelso Partners V, L.P., its
                              General Partner

                         By:/s/ Michael B. Goldberg
                            ---------------------------------

                         KELSO EQUITY PARTNERS V, L.P.


                         By:/s/ Michael B. Goldberg
                            ---------------------------------
                         KELSO PARTNERS V, L.P.


                         By:/s/ Michael B. Goldberg
                            ---------------------------------

                                       *
                         ------------------------------------
                                   Joseph S. Schuchert

                                       *
                         ------------------------------------
                                     Frank T. Nickell

                                       *
                         ------------------------------------
                                    George E. Matelich

                                            *
                         ----------------------------------------
                                    Thomas R. Wall, IV

                                            *
                         ----------------------------------------
                                    Frank K. Bynum, Jr.

                                            *
                         ----------------------------------------
                                    Michael B. Goldberg

                                            *
                         ----------------------------------------
                                    David I. Wahrhaftig

                                            *
                         ----------------------------------------
                                    Philip E. Berney


                         GREENWICH STREET CAPITAL PARTNERS, L.P.

                         By:  Greenwich Street Investments, L.P.,
                              its general partner

                         By:  Greenwich Street Investments, L.L.C.,
                              General Partner

                         By:/s/ Eric S. Bomze
                            -------------------------------------
                            Name:  Eric S. Bomze
                            Title: Assistant Vice President

                         GREENWICH STREET CAPITAL OFFSHORE FUND, LTD.

                         By:  Greenwich Street Capital Partners, Inc.,
                              as Manager

                         By:/s/ Eric S. Bomze
                            -------------------------------------
                            Name:  Eric S. Bomze
                            Title: Assistant Vice President

                         TRV EMPLOYEES FUND, L.P.

                         By:  TRV Employees Investments, Inc.
                              its general partner

                         By:/s/ Eric S. Bomze
                            -------------------------------------
                            Name:  Eric S. Bomze
                            Title: Assistant Vice President

                         THE TRAVELERS INSURANCE COMPANY

                         By: /s/ Millie Kim
                            -------------------------------------
                            Name:  Millie Kim
                            Title: Assistant Secretary


                         THE TRAVELERS LIFE AND ANNUITY COMPANY

                         By: /s/ Millie Kim
                            -------------------------------------
                            Name:  Millie Kim
                            Title: Assistant Secretary


                         CITIGROUP INC.

                         By:/s/ Joseph B. Wollard
                            ------------------------------------
                            Name: Joseph B. Wollard
                            Title: Assistant Secretary


                         GREENWICH STREET INVESTMENTS, L.P.

                         By:  Greenwich Street Investments, L.L.C.,
                              General Partner

                         By:/s/ Eric S. Bomze
                            ------------------------------------
                            Name:  Eric S. Bomze
                            Title: Assistant Vice President


                         GREENWICH STREET INVESTMENTS, L.L.C.

                         By:/s/ Eric S. Bomze
                            ------------------------------------
                            Name:  Eric S. Bomze
                            Title: Assistant Vice President


                          GREENWICH STREET CAPITAL PARTNERS, INC.

                          By:/s/ Eric S. Bomze
                             ------------------------------------
                            Name:  Eric S. Bomze
                            Title: Assistant Vice President


                         TRV EMPLOYEES INVESTMENTS, INC.

                          By:/s/ Eric S. Bomze
                             ------------------------------------
                            Name:  Eric S. Bomze
                            Title: Assistant Vice President

                         /s/  Alfred C. Eckert III
                         ----------------------------------------
                                   Alfred C. Eckert III

                         /s/ Keith W. Abell
                         ----------------------------------------
                                      Keith W. Abell


                         /s/ Sanjay H. Patel
                         ----------------------------------------
                                     Sanjay H. Patel




* The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

                         By: /s/ Stanley de J. Osborne
                            ------------------------------------
                             Attorney-in-Fact

                         EXHIBIT INDEX

Exhibit      Description
-------      -----------

1. Form of Exchange Agreement, by and between Endo Pharmaceuticals Holdings Inc. ("Endo") and the stockholders party thereto

2. Endo Warrant, dated as of July 17, 2000, issued by Endo to Endo Pharma LLC ("Endo LLC")

3. Pre-Merger Warrant Agreement, dated as of July 17, 2000, by and between Endo and United States Trust Company of New York, as warrant agent

4. Letter Agreement, dated as of November 26, 1999, by and among Algos Pharmaceutical Corporation, Endo, Kelso Investment Associates V, L.P. ("KIA V") and Kelso Equity Partners V, L.P. ("KEP V")

5. Limited Liability Company Agreement of Endo LLC ("Endo LLC"), dated as of July 14, 2000, by and among the persons party thereto and each of their Permitted Transferees (as defined therein)

6. Amended and Restated Executive Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo LLC, KIA V, KEP V and the Management Stockholders (as defined therein)

7. Amended and Restated Employee Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo LLC, KIA V, KEP V and the Employee Stockholders (as defined therein)

8.           Endo LLC Amended and Restated 1997 Employee Stock Option Plan

9.           Endo LLC Amended and Restated 1997 Executive Stock Option Plan

10.          Endo LLC 2000 Supplemental Employee Option Plan

11.          Endo LLC 2000 Supplemental Executive Option Plan

12. Tax Sharing Agreement, dated as of July 17, 2000, by and among Endo, Endo Inc. and Endo LLC

13. Treasury Agreement, dated as of July 17, 2000, by and between Endo and Endo LLC

14. Registration Rights Agreement, dated as of July 17, 2000, by and between Endo and Endo LLC

15.          Joint Filing Agreement, dated as of July 26, 2000

16.          Powers of Attorney